UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40238

HYWIN HOLDINGS LTD.

F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District,

Shanghai, People’s Republic of China, 200120

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Hywin Holdings Ltd. to Hold Extraordinary General Meeting on July 17, 2024

On June 28, 2024 Beijing Time, the registrant announced that an extraordinary general Meeting (the “EGM”) of the registrant will be held at Meeting Room 15B, Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong on Wednesday, July 17, 2024, at 10:00 a.m., Hong Kong Time (or 10:00 p.m. Tuesday, July 16, 2024, New York Time). Copies of the notice, the press release, and the proxy card of the EGM issued by the registrant regarding the foregoing are filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Exhibits

99.1	Notice of the EGM dated June 28, 2024.

99.2	Press release dated June 28, 2024.

99.3	Proxy card of the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

	By:	/s/ Wang Dian
	Name:	Wang Dian
	Title:	Chief Executive Officer

Date: June 28, 2024 Beijing Time